Exhibit 11

Computation of Loss per Share

	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Loss available to common stockholders	$(10,478)	$(3,163,458)
Weighted average shares outstanding	4,935,542	4,935,542
Basic loss per share	$0.00	$(0.64)
Loss for diluted loss per share	$(10,478)	$(3,163,458)
Total weighted average common shares and equivalents outstanding for diluted computation	4,935,542	4,935,542
Diluted loss per share	$0.00	$(0.64)